Securities and Exchange Commission
 Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*

GIGA-TRONICS INCORPORATED
________________________________
(Name of Issuer)

Common Stock, without Par Value
_________________________________

(Title of Class of Securities)

375175106
__________________
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[   ] Rule 13d-1(d)


CUSIP No 375175106

(1) Names of reporting persons:  Thomas A. Leonard
(2)  Check the appropriate box if a member of
 a group
(a)	  N/A
(see
instructions)
(b)	  N/A

(3)  SEC use only

(4)  Citizenship or place of organization:  United States, Pennsylvania

Number of shares beneficially owned by each
reporting person with:
(5) Sole voting power    969,638*
(6)  Shared voting power  0
(7)  Sole dispositive power  969,638*
(8) Shared dispositive power  0

(9) Aggregate amount beneficially owned by each reporting person: 969,638*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11) Percent of class represented by amount in Row (9):  9.9%*
(12) Type of reporting person (see instructions):  IN

*The Shares reported above include 804,000 shares of the Issuers Common Stock, without par value held by the Reporting Person, plus 165,638 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.








Item 1
(a) Name of issuer:
Giga-Tronics Incorporated
(b)  Address of issuer's principal executive offices:
	4650 Norris Canyon Road
	San Romon, California 94583
Item 2
(a)  Name of person filing:
	Thomas A. Leonard
(b)  Address or principal business office or, if none, residence:

1617 John F. Kennedy Boulevard
19th Floor
Philadelphia, Pennsylvania 19103
(c)  Citizenship:
United States
(d)  Title of class of securities:
	Common Stock, without par value
(e)  CUSIP No.:
	375175106
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [  ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [  ] Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [  ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [  ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
(a) Amount beneficially owned: 969,638.
(b) Percent of class: 9.9%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 969,638*.
(ii) Shared power to vote or to direct the vote 0.
(iii) Sole power to dispose or to direct the disposition of 969,638*.
(iv) Shared power to dispose or to direct the disposition of 0.
*The Shares reported above include 804,000 shares of the Issuers Common Stock, without par value (Common Stock) held by the reporting Person, plus 165,638 shares of Common Stock issuable upon exercise of Warrants to purchase shares of Common Stock.



Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.
	N/A
Item 8. Identification and Classification of Members of the Group
N/A
Item 9. Notice of Dissolution of Group.
	N/A
Item 10. Certification
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_/Thomas A. Leonard/__________________
Thomas A. Leonard
	Dated: February 8, 2016